AECOM
555 South Flower Street, 37th Floor, Los Angeles, California 90071-2300
T 213.593.8000  F 213.593.8730  www.aecom.com

July 3, 2007

VIA EDGAR

Karen J. Garnett
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  AECOM Technology Corporation (“AECOM”)
Amendment No. 2 to Registration Statement on Form 10
Filed July 3, 2007

Dear Ms. Garnett:

Enclosed please find courtesy copies of AECOM’s Amendment No. 2 (the “Amendment”) to Registration Statement on Form 10 (the “Registration Statement”).  The Amendment has been filed to address the Staff’s comment number 22 in its comment letter dated April 9, 2007 regarding revising the Registration Statement to address applicable comments to AECOM’s registration statement on Form S-1 (file no. 333-141142).

Please do not hesitate to contact the undersigned at (213) 593-8038 if you should have any questions.

Very truly yours,

/s/ DAVID Y. GAN

David Y. Gan
Vice President, Assistant General Counsel

Enclosures

cc:                                 Michael McTiernan, Securities and Exchange Commission
Eric Chen, AECOM Technology Corporation
Peter Wardle, Gibson, Dunn & Crutcher